Exhibit 99.1

ADC Therapeutics to Host Third Quarter 2021

Financial Results Conference Call on November 2, 2021

Lausanne, Switzerland, October 27, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today announced that it will host a conference call and live webcast on Tuesday, November 2, 2021 at 8:30 a.m. EDT to report financial results for the third quarter 2021 and provide business updates.

To access the live call, please dial 833-303-1198 (domestic) or +1 914-987-7415 (international) and provide conference ID 4035885. A live webcast of the presentation will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

CONTACTS:

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

Tel.: +44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917 288 7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

USA Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
Tel.: +1 914-552-4625